(Pantel Systems Letterhead)
January 24, 2008
Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
And Health Care Services
100 F Street North East
Washington D.C. 20549

Re:	Item 4.01 Form 8-K Filed January 4, 2008 File No. 0-20317
Dear Mr. Milne:
      This letter is in direct response to your inquiry dated January 07, 2008 regarding PSI’s 8K filing.
      In connection with File Number 0-20317 PSI acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing, in addition PSI understands that any SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and; PSI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In closing please note an amended 8K for PSI was filed today January 24, 2008.
Sincerely,
/s/ David Foni
David Foni
CEO, PSI Corp
7222 Commerce Center Drive, #230 Colorado Springs, CO 80919
Phone (719) 359-5533 Fax (719) 598-3897